April 5, 2019

Jeremy Hodara
Co-Chief Executive Officer
Jumia Technologies AG
Charlottenstra e 4
10969 Berlin, Germany

       Re: Jumia Technologies AG
           Amendment No. 1 to Registration Statement on Form F-1
           Filed March 28, 2019
           File No. 333-230207

Dear Mr. Hodara:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 27, 2019 letter.

Form F-1 Amendment, Filed March 28, 2019

Dilution, page 76

1. Please tell us how the amounts per ADS presented as "Increase in pro forma net tangible book value attributable to this offering, the Concurrent Private Placement and the issuance of the Anti-Dilution shares", "Pro forma as adjusted net tangible book value as of
       December 31, 2018" and "Dilution to new investors" were derived. Please provide your calculations in your response, both assuming no exercise and full exercise of the underwriters' overallotment.
Exhibit 5.1

2. We note your disclosure that a notional amount of 1.00 is attributable to each ordinary
 Jeremy Hodara
Jumia Technologies AG
April 5, 2019
Page 2
      share, and that each ADS represents two ordinary shares. We also note the first sentence of this opinion, which states that each ADS represents an ownership interest in one ordinary share with a notional amount attributable to each ordinary share of 1.00. Please revise or advise regarding this apparent inconsistency.
         You may contact, Sondra Snyder, Staff Accountant at 202-551-3332 or Jim Allegretto,
Senior Assistant Chief Accountant at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3222 with any other questions.



                                                          Sincerely,
FirstName LastNameJeremy Hodara
                                                          Division of
Corporation Finance
Comapany NameJumia Technologies AG
                                                          Office of Consumer
Products
April 5, 2019 Page 2
cc:       Krystian Czerniecki
FirstName LastName